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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

[SEC FILE NUMBER 0-21272]

For Period Ended: March 29, 2003
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[x] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

                             Sanmina-SCI Corporation
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                             Full Name of Registrant


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                            Former Name if Applicable

                             2700 North First Street
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            Address of Principal Executive Office (Street and Number)

                           San Jose, California 95134
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                            City, State and Zip Code

                        PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                              PART III -- NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      1. The Registrant was unable to file its report on Form 10-Q for the quarter ended March 29, 2003 on May 13, 2003, the due date therefor, because the Registrant identified certain misclassifications in the Supplemental Guarantors Condensed Consolidating Financial Information (the "Guarantor Financial Information") included in Note 10 to the Registrant's Condensed Consolidated Financial Statements. The Registrant was not able to rectify these misclassifications prior to the due date of the 10-Q report. Accordingly, the Company was not able, as of the due date of report, to provide Guarantor Financial Information in the form required. The Registrant notes that the fiscal quarter ended March 29, 2003 was the first quarter for which the Registrant was required to provide Guarantor Financial Information.

      2. The Registrant hereby represents that the reasons causing the inability to timely file the report on Form 10-Q could not be eliminated by the Registrant without unreasonable effort or expense.

      3. Because the Registrant has, as of the date and time of filing of this Form 12b-25, determined that the misclassifications identified affect only the Guarantor Financial Information and not the remainder of the Registrant's financial information included in the Form 10-Q, the Registrant is filing a Form 10-Q for the March 29, 2003 quarter containing the balance of the information required to be included therein, other than the Guarantor Financial Information and the certifications of the Principal Executive Officer and Principal Financial Officer (the "Executive Officer Certifications"). The Executive Officer Certifications cannot be filed at this time due to the omission of the Guarantor Financial Information.

      4. Within the time period prescribed by Rule 12b-25, the Registrant will file an amended report on Form 10-Q for the quarter ended March 29, 2003, which amended report will contain the Guarantor Financial Information and the Executive Officer Certifications.

                           PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Rick R. Ackel                                 (408) 964-3500
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(Name)                                        (Area Code and Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ]Yes No [X]

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Sanmina-SCI Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

      Date:       May 13, 2003            By:  /s/  Rick R. Ackel
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                                                    Rick R. Ackel
                                                    Executive Vice President
                                                    and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.